UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

InfraSource Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45684P102

(CUSIP Number)

John B. Frank

Managing Principal

Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,441,897

	8.	Shared Voting Power 5,441,897

	9.	Sole Dispositive Power 5,441,897

	10.	Shared Dispositive Power 5,441,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,883,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.3%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GFI Energy Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,441,897

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,441,897

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,441,897

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,441,897

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM/GFI Power Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,441,897

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,441,897

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 amends the Statement on Schedule 13D, dated May 27, 2004, as amended by Amendment No. 1 thereto, dated December 19, 2005, and Amendment No. 2 thereto, dated March 24, 2006 (the “Schedule 13D”), relating to shares of the common stock, $.001 par value per share (the “Common Stock”), of InfraSource Services, Inc., a Delaware corporation (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. Unless specifically amended or modified hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) OCM Principal Opportunities Fund II, L.P. (the “Principal Fund”) beneficially owns and has sole power to vote and dispose of 5,441,897 shares of the Issuer’s Common Stock (approximately 13.7% of the outstanding shares of the Issuer’s Common Stock), and OCM/GFI Power Opportunities Fund, L.P. (the “Power Fund” and, together with the Principal Fund, the “OCM Funds”) beneficially owns and has sole power to vote and dispose of 5,441,897 shares of the Issuer’s Common Stock (approximately 13.7% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree Capital Management, LLC (“Oaktree”), in its capacity as the general partner of the Principal Fund and the co-general partner of the Power Fund, may be deemed to beneficially own the 10,883,794 shares of Common Stock of the Issuer (approximately 27.3% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.  As of the date of this Schedule 13D, GFI Energy Ventures LLC (“GFI”), in its capacity as the co-general partner of the Power Fund, may be deemed to beneficially own the 5,441,897 shares of Common Stock of the Issuer (approximately 13.7% of the outstanding shares of the Issuer’s Common Stock) held by the Power Fund.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Fund pursuant to its status as general partner of the Principal Fund, including the power to vote and dispose of the Issuer’s Common Stock.  In addition, Oaktree has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, Oaktree has sole power to vote and dispose of 5,441,897 shares of the Issuer’s Common Stock and shared power to vote and dispose of 5,441,897 shares of the Issuer’s Common Stock.

GFI has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, GFI has shared power to vote and dispose of 5,441,897 shares of the Issuer’s Common Stock.

Oaktree, GFI and each of the individuals listed in Item 2 to this Schedule 13D disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds, and the filing of this Statement 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c) On April 12, 2006, the Principal Fund sold 883,410 shares of Common Stock for $16.625 per share in a public offering registered under the Securities Act of 1933, as amended (the “Securities Act”). On April 12, 2006, the Power Fund sold 883,410 shares of Common Stock for $16.625 per share in a public offering registered under the Securities Act.  Both transactions were completed pursuant to the exercise of the Underwriters’ over-allotment option under the Underwriting Agreement referred to in Item 6 of Amendment No. 2 to this Statement on Schedule 13D.

On March 24, 2006, the Principal Fund sold 5,875,168 shares of Common Stock for $16.625 per share in a public offering registered under the Securities Act. On March 24, 2006, the Power Fund sold 5,875,168 shares of Common Stock for $16.625 per share in a public offering registered under the Securities Act.  Both transactions were completed pursuant to the Underwriting Agreement referred to in Item 6 of Amendment No. 2 to this Statement on Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2006

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Christopher Brothers
Name:	Christopher Brothers
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

GFI ENERGY VENTURES, LLC

/s/ Ian Schapiro
Name:	Ian Schapiro
Title:	Principal

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

/s/ Christopher Brothers
Name:	Christopher Brothers
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its co-general partner

/s/ Christopher Brothers
Name:	Christopher Brothers
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

EXHIBIT INDEX

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.